                                                                                                     Mexico City, August 25, 2008

DIRECCIÓN CORPORATIVA DE FINANZAS

GERENCIA JURÍDICA DE FINANZAS

Anne Nguyen Parker

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

PEMEX Project Funding Master Trust
Registration Statement on Form F-4
Filed July 23, 2008, File No. 333-152486

Petróleos Mexicanos
Form 20-F for Fiscal Year Ended December 31, 2007
Filed June 30, 2008, File No. 0-00099

Dear Ms. Parker:

By letter dated August 20, 2008, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the Pemex Project Funding Master Trust’s Registration Statement on Form F-4 (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on July 23, 2008 and Petróleos Mexicanos’ annual report on Form 20-F for the fiscal year ended December 31, 2007 (the “2007 Form 20-F”), which was filed with the Commission on June 30, 2008. In response to your comments and on behalf of the Pemex Project Funding Master Trust (the “Master Trust”) and Petróleos Mexicanos, its subsidiary entities and its consolidated subsidiary companies (collectively, “PEMEX”), we hereby submit the responses below.

For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments. As a result of our responses set forth in this letter, including undertakings concerning future filings of Petróleos Mexicanos on Form 20-F, we believe it will not be necessary to amend the 2007 Form 20-F.

P E T R Ó L E O S   M E X I C A N O S

Marina Nacional 329, Col. Huasteca, México 11311, D.F.

www.pemex.com

Pemex Project Funding Master Trust

Form F-4

1.

We have limited our review of Pemex Project Funding Master Trust’s Form F-4 to compliance with the comments, as set forth below, on the Form 20-F filed June 30, 2008 for Petróleos Mexicanos. We will not act on any request for acceleration of effectiveness of the F-4 until you have cleared all comments to the Form 20-F.

PEMEX acknowledges the Staff’s comments and will file an acceleration request only after clearing all comments with the Staff.

Petróleos Mexicanos

Form 20-F for the Fiscal Year Ended December 31, 2007

Financial Statements, page F-1

Consolidated Statements of Changes in Financial Position, page F-7

2.

Please explain to us the origin of the financing activities line item, “Sales of future accounts receivable.” In addition, tell us how you have presented this cash outflow on the consolidated statements of cash flows you have prepared on a U.S. GAAP basis.

The line item, “Sales of future accounts receivable” in the Consolidated Statements of Changes in Financial Position refers to payments made to Pemex Finance, Ltd. during the period from January to June 2005 in respect of accounts receivable purchased by Pemex Finance, Ltd. from PEMEX. Pemex Finance, Ltd. is a special purpose finance company organized to purchase accounts receivable and rights to receive future accounts receivables payable from certain customers of PMI Comercio Internacional, S.A. de C.V., PEMEX’s trading arm. Pemex Finance, Ltd. financed its purchase of receivables through offerings of debt securities in the international capital markets. The debt securities issued by Pemex Finance, Ltd. are serviced with the payments by the obligors on the accounts receivable purchased by Pemex Finance, Ltd.

PEMEX does not own any of the equity of Pemex Finance, Ltd., but in July 2005, Petróleos Mexicanos entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited under which Petróleos Mexicanos has the right to acquire 100% of the shares of Pemex Finance, Ltd. At all times during the period from January 2003 through December 31, 2007, Pemex Finance, Ltd. was consolidated in the financial statements of PEMEX for purposes of United States generally accepted accounting principles (“U.S. GAAP”), as described in note 21 II(a) on pages F-57 and F-58 of the financial statements included in the 2007 Form 20-F. However, prior to July 2005, Pemex Finance, Ltd. was not consolidated in PEMEX’s financial statements prepared in accordance with Mexican generally accepted account principles (“Mexican GAAP”, which has since been replaced with Mexican Financial Reporting Standards, or “Mexican FRS”). Since July 2005, Pemex Finance, Ltd. has been consolidated in the financial statements of PEMEX for purposes of Mexican FRS. As a result, payments in respect of

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P E T R Ó L E O S   M E X I C A N O S

Marina Nacional 329, Col. Huasteca, México 11311, D.F.

www.pemex.com

the sale of receivables are eliminated in the consolidation as an intercompany item, and the Mexican FRS financial statements reflect (a) the interest payments on Pemex Finance, Ltd.’s debt securities in net income and (b) the principal payments on those debt securities as a decrease in “Debt—Net” in the Statement of Changes in Financial Position on page F-7.

Under U.S. GAAP, the cash outflow shown under “Sales of future accounts receivable” on page F-7 was treated as an intercompany item and, therefore, is not reflected in our U.S. GAAP Consolidated Statements of Cash Flows on page F-75.

Note 21- Differences Between Mexican and U.S. GAAP, page F-46

(b) Pensions and seniority premiums, page F-50

3.

We note you adopted SFAS 158 on January 1, 2007, which required you to recognize on your balance sheet the funded status of your pension and post retirement pension plans. Please note that gains or losses, prior service costs or credits, and transition assets or obligations that had not yet been included in net periodic benefit cost as of the end of the fiscal year in which SFAS 158 is initially applied should be recognized as components of the ending balance of accumulated other comprehensive income, net of tax. That is, any required adjustment should be reported as an adjustment of the ending balance of accumulated other comprehensive income. Please refer to paragraph 16a and Example 1 in Appendix A of SFAS 158 and confirm you adhered to this guidance upon adopting this Standard for U.S. GAAP purposes.

PEMEX acknowledges the Staff’s comments. We have reviewed paragraph 16a and Example 1 in Appendix A of SFAS 158 and confirm that we have adhered to this guidance upon recognition of SFAS 158 for U.S. GAAP purposes. We disclosed these adjustments to “accumulated other comprehensive income” on pages F-63 and F-69 of our financial statements. In addition, the table on page F-49 shows the changes in U.S. GAAP equity including those related to “Other comprehensive income (OCI) – Additional minimum pension liability” of Ps. 168,399 million, which is comprised of the following:

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P E T R Ó L E O S   M E X I C A N O S

Marina Nacional 329, Col. Huasteca, México 11311, D.F.

www.pemex.com

Concept	Amount (in millions of Pesos)	Page Reference
Increase in accumulated other comprehensive loss (income) to reflect the recognition of SFAS 158	Ps. 72,781	F-63
Increase in accumulated other comprehensive loss (income) to reflect the recognition of SFAS 158	91,824	F-69
Effect of recognition of SFAS 158	164,605
Other effects in OCI related to pensions, seniority premiums and other post-retirement benefits	3,794
Change in Other comprehensive income - Additional minimum pension liability	Ps. 168,399	F-47 and F-49

In our future filings, we will reclassify the amount of Ps. 164,605 million, the effect of recognition of SFAS 158, from “OCI” to “Accumulated OCI,” in accordance with SFAS 158. The above items are not presented “net of tax” because they do not generate temporary differences in accordance with PEMEX’s fiscal regime, due to the fact that PEMEX’s expenses related to labor obligations for accounting purposes are all deductible for tax purposes in the same period.

(1) Supplemental condensed information on a U.S. GAAP basis, page F-73

Consolidated Statements of Operations, page F-74

4.

We note that you have reported certain taxes and duties as a deduction from your total of income before taxes, duties, and other and minority interest in your statements of operations. Please note for U.S. GAAP purposes, taxes that are not based on income, but are related to production and other events are generally classified as production costs and/or operating expenses. Please revise your statements of operations accordingly, or tell us why you believe these tax amounts are appropriately characterized outside of operating income for U.S. GAAP purposes.

PEMEX acknowledges the Staff’s comments. Our taxes and duties, including hydrocarbon extraction duties and other taxes and duties are computed on the basis of our income and therefore fall within the scope of SFAS 109. The Ordinary Hydrocarbons Duty, which is the most important duty that we pay, is determined by applying a specified rate to the annual value (based on our sales revenues) of our production of crude oil and natural gas minus (i) certain costs and expenses, (ii) specific investment expenditures, and (iii) other duties. Some of the other taxes and duties we pay are determined on the basis of production; however, these other taxes and duties are authorized deductions from the basis of the Ordinary Hydrocarbons Duty, with the result that if they did not exist we would continue to pay an equivalent aggregate amount by not deducting them from the basis for the Ordinary Hydrocarbons Duty. PEMEX does not consider these other taxes and duties as operating costs.

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P E T R Ó L E O S   M E X I C A N O S

Marina Nacional 329, Col. Huasteca, México 11311, D.F.

www.pemex.com

PEMEX is not taxed by the Mexican Government under the same tax regime as other corporations in Mexico, and the tax regulations described in the preceding paragraph are applied to PEMEX instead of the regular corporate income tax.

Considering that the aforementioned taxes are based on income, we believe that their presentation is in accordance with that required by SFAS 109.

Consolidated Statements of Cash Flows, page F-75

5.

We note that you have reported an amount of Ps. 27,717,544 in retirement, seniority premiums and other postretirement benefit payments as a cash outflow from financing activities in your 2007 statement of cash flows. For U.S. GAAP purposes, we generally would expect to see this amount characterized as a cash outflow from operating activities. Please revise your statement of cash flows accordingly, or tell us why you believe this amount has been appropriately classified as a financing activity.

Further, it appears you made similar cash payments in 2006. Please explain where these cash payments are reflected on the statement of cash flows for the year ended December 31, 2006.

PEMEX acknowledges the Staff’s comments. Under Mexican FRS, this item was classified as a financing activity in accordance with Bulletin B-12. In 2007, for purposes of U.S. GAAP we followed the same criteria. We have reviewed and analyzed the provisions of SFAS 95 and have concluded that this item should be classified as an operating activity under U.S. GAAP. In 2006 and 2005, this item was included in the consolidated statements of cash flow in “Accounts payable and accrued liabilities” as an operating activity. We understand that the current presentation is not comparable; however, we believe that the presentation is not misleading and is not material to the financial statements taken as a whole, because the cash flow statement clearly identifies these payments in 2007 as related to retirement, seniority premiums and other post-retirement benefits. We propose to reclassify the presentation of retirement, seniority premiums and other post-retirement benefits payments in PEMEX’s future filings with the SEC to include this item for all of the years presented as an operating activity, and to provide a break-down of this line item so that it specifies the retirement, seniority premiums and other post-retirement benefits payments.

The amounts that will be presented in these line items in future filings, as compared to our current disclosure, are as follows:

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P E T R Ó L E O S   M E X I C A N O S

Marina Nacional 329, Col. Huasteca, México 11311, D.F.

www.pemex.com

Current disclosure:

	2007	2006	2005
	(in thousands of Pesos)
Changes in operating assets and liabilities:

Accounts payable and accrued liabilities	106,582,975	(30,742,369)	24,419,034
...
Financing Activities:
...
Retirement, seniority premiums and other post- retirement benefits payments	(27,717,544)

Proposed disclosure:

	2007	2006	2005
	(in thousands of Pesos)
Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	106,582,975	(9,738,736)	47,316,130
Retirement, seniority premiums and other post- retirement benefits payments	(27,717,544)	(21,003,633)	(22,897,096)
Financing Activities [Note: this will not include any retirement, seniority premiums and other post- retirement benefits payments]:

Closing Comments

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge the Staff’s request and note that Petróleos Mexicanos will subsequently provide to the Commission a statement acknowledging the foregoing.

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P E T R Ó L E O S   M E X I C A N O S

Marina Nacional 329, Col. Huasteca, México 11311, D.F.

www.pemex.com

If you have any questions regarding the foregoing responses or require any additional information, please do not hesitate to contact me at (011) (52) (55) 1944-9326, Wanda J. Olson at (212) 225-2730 or Grant M. Binder at (212) 225-2575.

PETROLEOS MEXICANOS

By: /s/ José Elías Sahab Jaik

José Elías Sahab Jaik
General Counsel of Finance

cc:	Ms. Tracie Towner
Ms. Jenifer Gallagher
Securities and Exchange Commission

Mr. Jesús Reyes Heroles González Garza

Mr. Esteban Levin Balcells

Mr. Víctor Cámara

Ms. Celina Torres

Mr. Enrique Díaz

Mr. Ernesto Balcázar

Petróleos Mexicanos

Ms. Wanda J. Olson

Mr. Grant M. Binder

Ms. Mary Connell Grubb

Cleary Gottlieb Steen & Hamilton LLP

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P E T R Ó L E O S   M E X I C A N O S

Marina Nacional 329, Col. Huasteca, México 11311, D.F.

www.pemex.com